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                               October 1, 2020

       David Hamamoto
       Chairman and Chief Executive Officer
       DiamondPeak Holdings Corp.
       40 W. 57th Street, 29th Floor
       New York, New York 10019

                                                        Re: DiamondPeak
Holdings Corp.
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 21,
2020
                                                            File No. 001-38821

       Dear Mr. Hamamoto:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form PRER14A filed 9/21/2020

       General

   1. We note that Section 9.p of your subscription agreement, filed as Annex B to the proxy statement, contains a
provision stating that "each party hereby waives its respective rights to a trial by jury of
any claim or cause of action based upon or arising out or related to this subscription
agreement..." Please amend your filing to clearly disclose whether this provision applies to
federal securities law claims, and amend your risk factor disclosure accordingly. In
addition, please provide a discussion describing the main aspects of this provision, the risks of
the provision or other impacts on shareholders, any uncertainty about enforceability,
and whether or not the provision applies to purchasers in secondary transactions. If this
provision is not intended to apply to federal securities law claims, please amend your
subscription agreement to state the same, or tell us how you will inform future investors
of this limitation.
 David Hamamoto
DiamondPeak Holdings Corp.
October 1, 2020
Page 2
Legal Proceedings, page 155

2.       We note that on August 31, 2020, an action captioned Di Donato v.
DiamondPeak
         Holdings Corp., et al. was filed in the Supreme Court of the State of New York, County of
         New York, against DiamondPeak and DiamondPeak's board of directors on behalf of a putative class of DiamondPeak stockholders and DiamondPeak believes that the claims otherwise lack merit. Please tell us and revise to disclose whether there is a reasonable possibility a loss may be incurred, and if possible, provide a range for that loss. If you are not able to make/provide such estimate, please indicate the amount of money damages and attorney's and expert fees and expenses sought, in order for investors to better understand the company's exposure. Also, please revise accordingly all relevant sections of the filing and continue to provide updates in future filings. We may have further comment upon reviewing your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameDavid Hamamoto                                Sincerely,
Comapany NameDiamondPeak Holdings Corp.
                                                                Division of
Corporation Finance
October 1, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName